FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities and Exchange Act of 1934

For the date of September 3, 2003

SIGNET GROUP plc

(Translation of registrant’s name into English)

Zenith House

The Hyde

London NW9 6EW

England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET GROUP plc

By: /s/ Walker Boyd

Name: Walker Boyd

Title: Group Finance Director

Date:  September 3, 2003

Signet Group plc

(LSE: SIG and Nasdaq NMS: SIGY)

Unaudited Interim Results for 26 weeks ended 2 August 2003

Embargoed until 12.00 noon (BST)	3 September 2003

SIGNET REPORTS FIRST HALF RESULTS

Group profit before tax: £47.8m (2002/03: £47.6m)	Unchanged*

Group like for like sales	up 3%

Group sales: £667.4m (2002/03: £682.8m)	down 2%*

Earnings per share: 1.8p (2002/03: 1.8p)	Unchanged

Interim dividend per share: 0.341p (2002/03: 0.310p)	up 10%

*At constant exchange rates Group profit before tax increased by 10% and sales by 5%.

See note 10 for a reconciliation between the published GAAP results and figures quoted at constant exchange rates.

Terry Burman, Group Chief Executive, commented: “The Group has made further good progress in the first half with an increase in profit before tax of 10% at constant exchange rates. The effect of exchange translation means that the extent of the underlying improvement is not immediately apparent in reported results.

The US business continued to gain market share against the background of a challenging trading environment. The UK division again outperformed the UK retail market, the drive to increase market share in diamonds being particularly successful.

In the US recent economic indicators have shown a more positive trend, although it is too early to conclude that this will be maintained. In the UK the economic environment remains satisfactory; however some further gradual moderation in the growth of consumer spending is generally predicted.

Our businesses on both sides of the Atlantic are in excellent shape to compete in the important final quarter, having significantly strengthened their respective positions in recent years.”

Enquiries:

Terry Burman, Group Chief Executive	+44 (0) 20 7399 9520
Walker Boyd, Group Finance Director	+44 (0) 20 7399 9520

Mike Smith, Brunswick	+44 (0) 20 7404 5959
Tim Grey, Brunswick	+44 (0) 20 7404 5959

Signet operated 1,675 speciality retail jewellery stores at 2 August 2003; these included 1,073 stores in the US, where the Group trades as “Kay Jewelers”, “Jared The Galleria Of Jewelry” and under a number of regional names. At that date Signet operated 602 stores in the UK, where the Group trades as “H.Samuel”, “Ernest Jones” and “Leslie Davis”. Further information on Signet is available at www.signetgroupplc.com

Interim Results Statement

GROUP

In the 26 weeks to 2 August 2003 profit before tax at constant exchange rates rose by 9.6%. The US dollar weakened by some 10% compared to the same period last year resulting in a maintained level of reported profit before tax of £47.8 million (H1 2002/03: £47.6 million restated for adoption of FRS 17 – “Retirement Benefits”).

Like for like sales increased by 2.8% with total sales at constant exchange rates up by 4.9%; on an actual exchange rate basis total sales were down 2.3% at £667.4 million (H1 2002/03: £682.8 million).

Operating profit at constant exchange rates rose by 6.8%, although on a reported basis fell to £53.9 million (H1 2002/03: £55.3 million restated). Operating margin was unchanged at 8.1% (H1 2002/03: 8.1% restated). Earnings per share were maintained at 1.8p, the tax rate being the same as last year at 35.5%. The Board has declared an interim dividend of 0.341p per ordinary share (H1 2002/03: 0.310p), an increase of 10.0%.

OPERATING REVIEW

US (circa 71% of Group sales)

The period started with a strong Valentine’s Day performance. Subsequent trading was affected by the geopolitical situation and inclement weather resulting in a like for like sales increase in the first quarter of 1.1%. Although some degree of uncertainty continued throughout the second quarter the overall trading environment improved and like for like sales rose by 3.1%. Against this background the division again outperformed its competition and gained market share with a like for like sales increase for the first half of 2.1%. Sales rose by 4.9% at constant exchange rates but fell by 4.9% on a reported basis to £474.9 million (H1 2002/03: £499.1 million). Operating profit at £48.9 million (H1 2002/03: £51.8 million), was up by 4.1% at constant exchange rates but down 5.6% on a reported basis.

Gross margin was the same as the comparable period last year, the successful implementation of a range of initiatives having offset planned changes in the product mix and gold price increases. The latter may have a greater impact in the second half. Operating margin was 10.3% (H1 2002/03: 10.4%) with costs and inventory levels remaining under close control. Bad debt charges were 2.6% of total sales (H1 2002/03: 2.7%), this being an improvement on the average of the previous five years.

The bridal and diamond categories benefited from further extension of the Group’s exclusive Leo Diamond merchandising programme. Testing of additional branded merchandise continued throughout the division together with the expansion of the luxury watch category in Jared. Marketing activity in the first half benefited from increased television advertising support of Kay and the expansion of television commercials into new local markets for Jared. A further shift to television advertising for both Kay and Jared is anticipated for Christmas 2003.

It is expected that the overall annual advertising cost to sales ratio will be broadly maintained at the same level as last year. The focus on staff training, together with initiatives to reduce and simplify administrative functions in the stores continued.

During the period there were 29 mall store openings and seven closures. It is expected that 19 mall stores will be opened in the second half and 15 closed. 26 mall stores were refurbished or relocated in the first half, with a further 29 scheduled for the second half. The trial of 10 Kay stores in off-mall centres will commence in the second half. The like for like sales performance of the Jared stores continued to exceed that of the US business as a whole. One new Jared was opened in the period, with a further 11 planned for the second half. It is expected that approximately 7% will have been added to total US selling space by the end of the current year. The store complement will then consist of 1,008 mall stores, 10 off-mall Kay stores and 79 Jared stores.

UK (circa 29% of Group sales)

UK operating profit rose by 25.8% to £7.8 million (H1 2002/03: £6.2 million restated). Sales increased by 4.8% to £192.5 million (H1 2002/03: £183.7 million). Like for like sales increased by 4.5%, but some moderation in the pace of growth was evident in the second quarter. Although up against strong like for like sales comparatives the division again outperformed the general retail sector. H.Samuel (17% of Group sales) and Ernest Jones (12% of Group sales) achieved like for like sales increases of 3.4% and 6.1% respectively. Gross margin was above last year’s level and the operating margin increased to 4.1% (H1 2002/03: 3.4% restated) reflecting improved store productivity.

The focus on diamonds continued with participation in the sales mix showing a further encouraging increase. Further development of diamond merchandise and in-store presentation continued, with the extension of the Leo Diamond range in Ernest Jones and the Forever Diamond range in H.Samuel. Compared to the same period last year the average unit selling price increased by 7.5% in H.Samuel and by 9.9% in Ernest Jones. Staff training remains a priority.

The results of the new, more open store design, that was tested in 17 stores in 2002, continue to be encouraging and the concept is being extended to a further 39 stores (including new store openings), bringing the total up to 56. In 2004 a further increase in the number of such refurbishments is anticipated. During the year a total of some 25 H.Samuel and 9 Ernest Jones stores will be refurbished or relocated, and a further 7 Ernest Jones stores will be opened. At the year end it is anticipated that, net of 14 store closures, there will be 406 H.Samuel and 197 Ernest Jones stores.

Group costs, net interest and taxation

Group central costs were £2.8 million (H1 2002/03: £2.7 million). Net interest payable fell to £6.1 million (H1 2002/03: £7.7 million restated), primarily as a result of the lower level of net debt. The tax charge was £17.0 million (H1 2002/03: £16.9 million).

Net debt

Net debt at 2 August 2003 was £164.7 million (3 August 2002: £193.7 million). Group gearing (that is the ratio of net debt to shareholders’ funds) at 2 August 2003 was 22.7% (3 August 2002: 29.5% restated). Since the beginning of this financial year net debt as reported has increased by £25.0 million before translation differences (H1 2002/03: £10.6 million) attributable to increased dividend and taxation payments together with anticipated investment in inventory. Fixed capital investment in the current year is expected to be in the range of £60 million to £65 million (2002/03: £49.5 million).

Prior Year Adjustment

The Group has now adopted FRS 17 – “Retirement Benefits”. The overall effect has been a net charge of £0.9 million to profit before tax in the first half against a restated comparable period net credit of £0.1 million. Under the market-based approach of FRS 17 there was a £6.7 million pension fund deficit at 1 February 2003 in comparison with a balance sheet asset of £19.1 million under SSAP 24. Consequently a non-cash charge of £18.1 million, net of deferred tax, has been accounted for by way of a prior year adjustment charged directly to reserves to reflect this change, representing 2.7% of shareholders’ funds at 1 February 2003. Details of the impact of adopting FRS 17 are shown in Note 9 of the first half 2003/04 results.

PROSPECTS

In the US, recent economic indicators have shown a more positive trend, although it is too early to conclude that this will be maintained. In the UK, the economic environment remains satisfactory; however some further gradual moderation in the growth of consumer spending is generally predicted.

The Group’s businesses on both sides of the Atlantic are in excellent shape to compete in the important final quarter, having significantly strengthened their respective positions in recent years.

*********************

There will be an analysts’ presentation at 2.00 p.m. London time today (9.00 a.m. New York time). For all interested parties there will be a simultaneous webcast available at www.signetgroupplc.com and a live conference call. The details for the conference call are:

European dial-in:	+44 (0) 20 7984 7582	Password “Signet”
Replay:	+44 (0) 20 7784 1024	Access code: 414115

US dial-in:	+1 719 457 2629	Password “Signet”
Replay:	+1 719 457 0820	Access code: 414115

Slides for the presentation are expected to be available at www.signetgroupplc.com for the conference call. A video webcast of the presentation is expected to be available from close of business on 3 September 2003 at www.signetgroupplc.com and on the RAW broadband network.

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management’s beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the company operates. Our use of the words “expects,” “intends,” “anticipates,” “estimates,” “may,” “forecast,” “objective,” “plan” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group’s business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the “Risk and Other Factors” section of the Company’s 2002/03 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 24, 2003 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

The interim report will be posted to shareholders on or around 18 September 2003. Copies of the interim report may be obtained from the Company Secretary, Zenith House, The Hyde, London NW9 6EW.

The third quarter sales for the 13 weeks ending 1 November 2003 are expected to be announced on Thursday 6 November 2003.

Unaudited interim consolidated profit and loss account

for the periods ended 2 August 2003

			13 weeks	13 weeks	26 weeks	26 weeks	52 weeks
			ended	ended	ended	ended	ended
			2 August	3 August	2 August	3 August	1 February
			2003	2002	2003	2002	2003
				as restated(1)		as restated(1)	as restated(1)

		Notes	£m	£m	£m	£m	£m

	Sales	2	324.5	328.0	667.4	682.8	1,608.0

	Operating profit	2,9	26.7	27.4	53.9	55.3	213.9
	Net interest payable and similar charges	3,9	(3.0)	(3.7)	(6.1)	(7.7)	(14.0)

	Profit on ordinary activities before taxation	9	23.7	23.7	47.8	47.6	199.9
	Tax on profit on ordinary activities	4	(8.4)	(8.4)	(17.0)	(16.9)	(70.8)
	Profit for the financial period		15.3	15.3	30.8	30.7	129.1
	Dividends	6	(5.8)	(5.3)	(5.8)	(5.3)	(36.1)

	Retained profit attributable to shareholders		9.5	10.0	25.0	25.4	93.0

Earnings per share	– basic		0.9p	0.9p	1.8p	1.8p	7.5p
	– diluted	7	0.9p	0.9p	1.8p	1.8p	7.5p

All of the above relates to continuing activities.

(1)	Restated for the implementation in 2003/04 of FRS 17 – ‘Retirement Benefits’ (see note 9).

Unaudited consolidated balance sheet

at 2 August 2003

		2 August	3 August	1 February
		2003	2002	2003
			as restated(1)	as restated(1)

	Notes	£m	£m	£m

Fixed assets
Intangible assets		19.7	21.3	19.8
Tangible assets		214.8	206.5	205.5

		234.5	227.8	225.3

Current assets
Stocks		562.4	520.1	539.5
Debtors (2)		316.1	309.0	345.9
Cash at bank and in hand		31.1	23.5	89.2

		909.6	852.6	974.6
Creditors: amounts falling due within one year		(228.4)	(221.6)	(324.9)

Bank loans and overdrafts		(25.2)	(30.4)	(52.0)
Other		(203.2)	(191.2)	(272.9)

Net current assets (2)		681.2	631.0	649.7

Total assets less current liabilities		915.7	858.8	875.0
Creditors: amounts falling due after more than one year		(183.7)	(193.1)	(189.1)

Bank loans		(166.3)	(179.0)	(171.4)
Other		(17.4)	(14.1)	(17.7)

Deferred tax		—	(3.2)	—
Provisions for liabilities and charges		(7.2)	(6.4)	(7.5)

Total net assets		724.8	656.1	678.4

Capital and reserves – equity
Called up share capital		8.6	8.6	8.6
Reserves		716.2	647.5	669.8

Shareholders’ funds	8	724.8	656.1	678.4

Unaudited consolidated statement of total recognised gains and losses for the periods ended 2 August 2003

	13 weeks	13 weeks	26 weeks	26 weeks	52 weeks
	ended	ended	ended	ended	ended
	2 August	3 August	2 August	3 August	1 February
	2003	2002	2003	2002	2003
		as restated(1)		as restated(1)	as restated(1)

	£m	£m	£m	£m	£m

Profit for the financial period	15.3	15.3	30.8	30.7	129.1
Translation differences (1 February 2003: net of £0.7m tax credit)	1.7	(35.0)	18.8	(55.7)	(143.2)

Actuarial loss arising on pension asset (note 9)	—	—	—	—	(22.3)

Total recognised gains and losses relating to the period	17.0	(19.7)	49.6	(25.0)	(36.4)
Prior year adjustment (note 9)	—	—	(18.1)	—	—

Total recognised gains and losses	17.0	(19.7)	31.5	(25.0)	(36.4)

(1)	Restated for the implementation in 2003/04 of FRS 17 – ‘Retirement Benefits’ (see note 9).
(2)	Debtors and net current assets include amounts recoverable after more than one year of £5.5m (3 August 2002: £nil, 1 February 2003; £5.3m).

Unaudited consolidated cash flow statement

for the periods ended 2 August 2003

		13 weeks	13 weeks	26 weeks	26 weeks	52 weeks
		ended	ended	ended	ended	ended
		2 August	3 August	2 August	3 August	1 February
		2003	2002	2003	2002	2003
			as restated(1)		as restated(1)	as restated(1)

		£m	£m	£m	£m	£m

	Net cash inflow from operating activities	35.4	30.8	72.4	79.1	182.2
	Net cash outflow from returns on investments and servicing of finance	(3.2)	(4.7)	(6.5)	(9.0)	(16.5)
	Taxation paid	(17.9)	(13.8)	(38.8)	(33.5)	(57.3)
	Net cash outflow for capital expenditure and financial investment	(14.5)	(12.2)	(23.9)	(24.3)	(48.2)
	Equity dividends paid	(30.8)	(25.6)	(30.8)	(25.6)	(30.8)

	Cash (outflow)/inflow before use of liquid resources and financing	(31.0)	(25.5)	(27.6)	(13.3)	29.4
	Management of liquid resources– decrease/(increase) in bank deposits	40.2	38.0	59.1	47.0	(29.9)
Financing	– proceeds from issue of shares	2.5	0.1	2.6	2.7	4.3
	– repayment of bank loans	(10.3)	(8.8)	(10.4)	(11.1)	(12.1)

	Increase/(decrease) in cash in the period	1.4	3.8	23.7	25.3	(8.3)

Reconciliation of net cash flow to movement in net debt

	Increase/(decrease) in cash in the period	1.4	3.8	23.7	25.3	(8.3)
	Cash inflow from increase in debt	10.3	8.8	10.4	11.1	12.1
	Cash (inflow)/outflow from (decrease)/increase in liquid resources	(40.2)	(38.0)	(59.1)	(47.0)	29.9

	Change in net debt resulting from cash flows	(28.5)	(25.4)	(25.0)	(10.6)	33.7
	Translation difference	1.5	12.3	0.4	18.6	27.9

	Movement in net debt in the period	(27.0)	(13.1)	(24.6)	8.0	61.6

Opening net debt	(137.7)	(180.6)	(140.1)	(201.7)	(201.7)

Closing net debt	(164.7)	(193.7)	(164.7)	(193.7)	(140.1)

Reconciliation of operating profit to operating cash flow

Operating profit	26.7	27.4	53.9	55.3	213.9
Depreciation and amortisation charges	9.4	8.7	18.7	18.0	37.8
Decrease/(increase) in stocks	16.7	8.2	(12.6)	(5.9)	(44.9)
Decrease/(increase) in debtors	14.7	9.2	37.8	40.0	(26.5)
(Decrease)/increase in creditors	(31.9)	(22.3)	(25.1)	(27.7)	1.4
(Decrease)/increase in other provisions	(0.2)	(0.4)	(0.3)	(0.6)	0.5

Net cash inflow from operating activities	35.4	30.8	72.4	79.1	182.2

(1)	Restated for the implementation in 2003/04 of FRS 17 – ‘Retirement Benefits’ (see note 9).

Notes to the unaudited interim financial results

for the periods ended 2 August 2003

1.	Basis of preparation

These interim financial statements are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. They have been prepared on a basis which is consistent with the financial statements for the 52 weeks ended 1 February 2003 except where restatements arise from the implementation of FRS 17 – ‘Retirement Benefits’. The comparative figures for the 52 weeks ended 1 February 2003 are not the Company’s statutory accounts for that period. Those accounts have been reported on by the Company’s auditors under Section 235 of the Companies Act 1985 and have been delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of the Companies Act 1985.

2.	Segmental information

	13 weeks	13 weeks	26 weeks	26 weeks	52 weeks
	ended	ended	ended	ended	ended
	2 August	3 August	2 August	3 August	1 February
	2003	2002	2003	2002	2003
		as restated(1)		as restated(1)	as restated(1)

	£m	£m	£m	£m	£m

Sales by origin and destination
UK, Channel Islands & Republic of Ireland	99.9	96.2	192.5	183.7	473.6
US	224.6	231.8	474.9	499.1	1,134.4

	324.5	328.0	667.4	682.8	1,608.0

Operating profit/(loss)

UK, Channel Islands & Republic of Ireland
– Trading (a)	5.4	4.4	7.8	6.2	64.7
– Group central costs (b)	(1.4)	(1.3)	(2.8)	(2.7)	(6.0)

	4.0	3.1	5.0	3.5	58.7
US	22.7	24.3	48.9	51.8	155.2

	26.7	27.4	53.9	55.3	213.9

The Group’s results derive from one business segment – the retailing of jewellery, watches and gifts.

(a)	UK trading profit for the 26 weeks ended 2 August 2003 includes a charge of £1.3m relating to pension net service cost arising from the adoption in 2003/04 of FRS 17 – ‘Retirement Benefits’ (26 weeks ended 3 August 2002: £1.2m, 52 weeks ended 1 February 2003: £2.3m).
(b)	Group central costs for the 52 weeks ended 1 February 2003 include a charge of £0.5m relating to an increase in the provision against an onerous lease of a dormant Group property (26 weeks ended 2 August 2003: £nil, 26 weeks ended 3 August 2002: £nil).

3.	Net interest payable and similar charges

	13 weeks	13 weeks	26 weeks	26 weeks	52 weeks
	ended	ended	ended	ended	ended
	2 August	3 August	2 August	3 August	1 February
	2003	2002	2003	2002	2003
		as restated(1)		as restated(1)	as restated(1)

	£m	£m	£m	£m	£m
Net interest payable	(3.2)	(4.4)	(6.5)	(9.0)	(16.5)
FRS 17 – net interest credit	0.2	0.7	0.4	1.3	2.5

	(3.0)	(3.7)	(6.1)	(7.7)	(14.0)

4.	Taxation

The net taxation charges in the profit and loss account for the 13 weeks and 26 weeks ended 2 August 2003 have been based on the anticipated effective taxation rate for the 52 weeks ending 31 January 2004.

(1)	Restated for the implementation in 2003/04 of FRS 17 – ‘Retirement Benefits’ (see note 9).

Notes to the unaudited interim financial results

for the periods ended 2 August 2003

5.	Translation differences

The exchange rates used for the translation of US dollar transactions and balances in these interim statements are as follows:

	2 August	3 August	1 February
	2003	2002	2003

Profit and loss account (average rate)	1.61	1.46	1.53
Balance sheet (closing rate)	1.60	1.57	1.64

The effect of restating the balance sheet at 3 August 2002 to the exchange rates ruling at 2 August 2003 would be to decrease net debt by £3.7m to £190.1m. Restating the profit and loss account would decrease the operating profit for the 26 weeks ended 3 August 2002 by £4.8m to £50.5m and the profit before taxation for the 26 weeks ended 3 August 2002 by £4.0m to £43.6m.

6.	Dividend

The dividend of 0.341p per share will be paid on 7 November 2003 to shareholders on the register of members at close of business on 10 October 2003.

7.	Earnings per share

		13 weeks	13 weeks	26 weeks	26 weeks	52 weeks
		ended	ended	ended	ended	ended
		2 August	3 August	2 August	3 August	1 February
		2003	2002	2003	2002	2003
			as restated(1)		as restated(1)	as restated(1)

		£m	£m	£m	£m	£m

Profit attributable to shareholders		15.3	15.3	30.8	30.7	129.1

Weighted average number of shares in issue (million)		1,716.1	1,711.3	1,715.0	1,709.6	1,710.7
Dilutive effect of share options (million)		14.7	18.4	11.9	19.4	16.4

Diluted weighted average number of shares (million)		1,730.8	1,729.7	1,726.9	1,729.0	1,727.1

Earnings per share	– basic	0.9p	0.9p	1.8p	1.8p	7.5p
	– diluted	0.9p	0.9p	1.8p	1.8p	7.5p

The number of shares in issue at 2 August 2003 was 1,718,704,582 (3 August 2002: 1,711,344,751 shares; 1 February 2003: 1,713,768,396 shares).

8.	Changes in shareholders’ equity

	Share capital	Share	Revaluation	Special	Profit and	Total
		premium	reserve	reserves	loss
		account			account

	£m	£m	£m	£m	£m	£m

Balance at 1 February 2003	8.6	53.9	3.1	101.7	529.2	696.5
Prior year adjustment (note 9)	—	—	—	—	(18.1)	(18.1)

As restated	8.6	53.9	3.1	101.7	511.1	678.4
Retained profit	—	—	—	—	25.0	25.0
Share options exercised	—	2.6	—	—	—	2.6

Translation differences	—	—	—	(10.2)	29.0	18.8

Balance at 2 August 2003	8.6	56.5	3.1	91.5	565.1	724.8

(1)	Restated for the implementation in 2003/04 of FRS 17 – ‘Retirement Benefits’ (see note 9).

Notes to the unaudited interim financial results

for the periods ended 2 August 2003

9.	Prior year adjustment

It was previously the Company’s policy, in compliance with SSAP 24, to spread the pension valuation surplus arising under its UK defined benefit pension scheme (‘the Scheme’) over the average service life of the employees. In compliance with this standard, a pension scheme prepayment of £19.1m was included in the balance sheet at 1 February 2003 within debtors falling due after more than one year. An associated deferred tax liability of £5.7m was also carried on the balance sheet at 1 February 2003.

The adoption of FRS 17 – ‘Retirement Benefits’ has led to the write off of the £19.1m pension asset previously recognised under SSAP 24 together with provision for the net deficit of £6.7m in the Scheme as at 1 February 2003. This £6.7m net deficit has been classified as a creditor falling due after more than one year. The £5.7m deferred tax liability associated with the SSAP 24 pension asset has been written back and a £2.0m deferred tax asset has been recognised in respect of the net deficit provided for under FRS 17. The total net deficit of £18.1m arising from the adoption of FRS 17 has been accounted for as a prior year adjustment charged directly to shareholders’ funds.

The consolidated statement of total recognised gains and losses for the 52 weeks ended 1 February 2003 has been restated to include the actuarial loss on pension assets arising during that period net of deferred tax, calculated in accordance with FRS 17. This amounted to £22.3m.

The profit and loss accounts for the 13 weeks and for the 26 weeks ended 3 August 2002 and for the 52 weeks ended 1 February 2003 have been restated to include the following items, reflecting the requirements of FRS 17.

	13 weeks	26 weeks	52 weeks
	ended	ended	ended
	3 August	3 August	1 February
	2002	2002	2003

	£m	£m	£m

Operating profit:
As originally reported	28.0	56.5	216.2
– Net service cost	(0.6)	(1.2)	(2.3)

As restated	27.4	55.3	213.9

Net interest payable and similar charges:
As originally reported	(4.4)	(9.0)	(16.5)
– Expected return on Scheme assets	1.8	3.6	7.1
– Interest on Scheme liabilities	(1.1)	(2.3)	(4.6)

As restated	(3.7)	(7.7)	(14.0)

Profit on ordinary activities before taxation:
As originally reported	23.6	47.5	199.7
– Net impact of FRS 17 adjustments	0.1	0.1	0.2

As restated	23.7	47.6	199.9

Notes to the unaudited interim financial results

for the periods ended 2 August 2003

10.	Impact of constant exchange rates

The Company has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as ‘at constant exchange rates’ throughout this release and constitutes a ‘non-GAAP financial measure’. The Company considers this to be a useful measure for analysing and explaining changes and trends in the Company’s results. The impact of the re-calculation of sales, operating profit and profit before tax at constant exchange rates, including a reconciliation to the Group’s most directly comparable GAAP results, is analysed below.

	H1 2003	H1 2002	Growth at	H1 2002	H1 2002	Growth at
	reported	reported(1)	actual	impact of	at constant	constant
			exchange	exchange	exchange	exchange
			rate	rate	rates(1)	rates
				movement	(non-GAAP)	(non-GAAP)

	£m	£m	%	£m	£m	%

Sales by origin and destination
UK, Channel Islands & Republic of Ireland	192.5	183.7	4.8	—	183.7	4.8
US	474.9	499.1	(4.9)	(46.5)	452.6	4.9

	667.4	682.8	(2.3)	(46.5)	636.3	4.9

Operating profit/(loss)
UK, Channel Islands & Republic of Ireland
– Trading	7.8	6.2	25.8	—	6.2	25.8
– Group central costs	(2.8)	(2.7)	n/a	—	(2.7)	n/a

	5.0	3.5	n/a	—	3.5	n/a
US	48.9	51.8	(5.6)	(4.8)	47.0	4.1

	53.9	55.3	(2.5)	(4.8)	50.5	6.8

Profit before tax

	47.8	47.6	0.4	(4.0)	43.6	9.6

(1)	Restated for the implementation in 2003/04 of FRS 17 – ‘Retirement Benefits’ (see note 9).

Independent review report by KPMG Audit Plc to Signet Group plc

Introduction

We have been engaged by the Company to review the financial information set out on pages 6 to 12 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information. This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 13 weeks and 26 weeks ended 2 August 2003.

KPMG Audit Plc

Chartered Accountants

London

3 September 2003

Unaudited reconciliation of UK GAAP to US GAAP

for the periods ended 2 August 2003

Estimated effect on profit for the financial periods of differences between UK GAAP and US GAAP

	13 weeks	13 weeks	26 weeks	26 weeks	52 weeks
	ended	ended	ended	ended	ended
	2 August	3 August	2 August	3 August	1 February
	2003	2002	2003	2002	2003
		as restated(1)		as restated(1)	as restated(1)

	£m	£m	£m	£m	£m

Profit for the financial period in accordance with UK GAAP	15.3	15.3	30.8	30.7	129.1

US GAAP adjustments:
Goodwill amortisation and write-offs	0.3	0.3	0.6	0.6	1.2
Sale and leaseback transactions	0.1	0.2	0.3	0.4	0.8
Extended service plan revenues	(0.3)	(0.5)	(0.5)	(1.0)	(3.5)
Pensions	(0.5)	(0.2)	(1.0)	(0.3)	(0.5)
Depreciation of properties	—	—	—	—	0.2
Stock compensation	0.3	2.6	(1.4)	1.2	1.3

US GAAP adjustments before taxation	(0.1)	2.4	(2.0)	0.9	(0.5)
Taxation	—	(0.2)	0.9	(0.2)	(0.3)

US GAAP adjustments after taxation	(0.1)	2.2	(1.1)	0.7	(0.8)

Net income attributable to shareholders in accordance with US GAAP	15.2	17.5	29.7	31.4	128.3

Income per ADS in accordance with US GAAP:
– basic	26.6p	30.7p	52.0p	55.1p	225.0p
– diluted	26.3p	30.4p	51.6p	54.5p	222.9p
Weighted average number of ADS outstanding (million):
– basic	57.2	57.0	57.2	57.0	57.0
– diluted	57.7	57.7	57.6	57.6	57.6

Estimated effect on shareholders’ funds of differences between UK GAAP and US GAAP

	2 August	3 August	1 February
	2003	2002	2003
		as restated(1)	as restated(1)

	£m	£m	£m

Shareholders’ funds in accordance with UK GAAP	724.8	656.1	678.4

US GAAP adjustments:
Goodwill in respect of acquisitions (gross)	541.3	549.5	531.2
Adjustment to goodwill	(66.1)	(67.4)	(64.5)
Accumulated goodwill amortisation	(164.9)	(168.3)	(162.6)
Sale and leaseback transactions	(9.4)	(10.1)	(9.7)
Extended service plan revenues	(17.5)	(14.8)	(16.6)
Pensions	10.9	3.1	12.0
Depreciation of properties	(2.5)	(2.7)	(2.5)

Revaluation of properties	(3.1)	(3.0)	(3.1)
Dividends	5.8	5.3	30.8

US GAAP adjustments before taxation	294.5	291.6	315.0
Taxation	2.4	7.0	1.9

US GAAP adjustments after taxation	296.9	298.6	316.9

Shareholders’ funds in accordance with US GAAP	1,021.7	954.7	995.3

(1)	Restated under UK GAAP for the implementation in 2003/04 of FRS 17 – ‘Retirement Benefits’ (see note 9).